BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358 of January 3, 2002, announces to its shareholders and the  market in general that it received, on October 26, 2018, notice from BlackRock, Inc. (“BlackRock”), on behalf of some of its clients and as their investment fund manager, informing that it has acquired common shares issued by BRF S.A. and that, on October 25, 2018, their interests in the Company reached, on an aggregated basis, 36,795,404 common shares and 3,881,447 American Depositary Receipts, representative of common shares, totaling 40,676,851 common shares, representing approximately 5.00% of the total common shares issued by the Company, and 1,580,201 derivatives financial instruments of the underlying asset with financial settlement, correspondent to approximately 0.19% of the total common shares issued by the Company.

BlackRock further declared that (i) the objective of the abovementioned interest is strictly for investment purposes and there is no intention to change the Company’s control nor its management structure; and (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by BlackRock.

The Company stress that that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original version of the correspondence received from BlackRock is filed at the Company’s headquarter.

São Paulo, October 26, 2018.

Elcio Ito

Chief Financial and Investor Relations Officer